UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 28, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESULTS FOR THE SIX-MONTH PERIOD ENDED 31 DECEMBER 2021 – SHORT FORM ANNOUNCEMENT

Johannesburg, Monday, 28 February 2022. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce its financial and operating results for the six-month period ended 31 December 2021 (“H1FY22”).

•69% decrease in net profit to R1.4bn (US$96m) from R4.6bn (US$284m)
•Revenue increased by 2% to R22.0bn (US$1.5bn) from R21.6bn (US$1.3bn)
•50% decrease in operating free cash flow margin to 11% from 22%
•26% decrease in production profit to R5.0bn (US$336m) from R6.8bn (US$417m)
•Net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA") remains at 0.1x
•HEPS decreased by 65% to 248 SA cents (17 US cents) from 713 SA cents (44 US cents)
•EPS decreased by 70% to 227 SA cents (16 US cents) from 763 SA cents (47 US cents)
•Interim dividend of 40 SA cents (approximately 2.7 US cents) per share declared (December 2020: 110 SA cents(approximately 7.5 US cents))

“Our embedded approach to ESG alongside an exciting growth pipeline will ensure Harmony remains well positioned to deliver positive stakeholder and shareholder returns. Our objective remains to produce safe profitable ounces by doing what we have always done – ‘Mining with Purpose’” – Peter Steenkamp, CEO.

Notice of Interim Gross Cash Dividend
Our dividend declaration for the six-month period ended 31 December 2021 is as follows:

Declaration of interim gross cash ordinary dividend no. 91
The Board has approved, and notice is hereby given, that an interim gross cash dividend of 40 SA cents (US 2.7 cents*) per ordinary share in respect of the six month period ended 31 December 2021, has been declared payable to the registered shareholders of Harmony on Monday, 11 April 2022.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20% (twenty percent);
•The gross local dividend amount is 40.00000 SA cents (US 2.65604 cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 32.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 616 525 702 ordinary shares in issue (which includes 47 381 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.

A dividend No. 91 of 40.00000 SA cents (US 2.65604 cents*) per ordinary share, being the dividend for the six months ended 31 December 2021, has been declared payable on Monday, 11 April 2022 to those shareholders recorded in the books of the company at the close of business on Friday, 8 April 2022. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 1 April 2022.

Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (“DTA”) between South Africa and the country of residence of the shareholder.

Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 32.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:

(a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and

(b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non- resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.

In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 5 April 2022
Ordinary shares trade ex-dividend	Wednesday, 6 April 2022
Record date	Friday, 8 April 2022
Payment date	Monday, 11 April 2022

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 6 April 2022 and Friday, 8 April 2022, both dates inclusive, nor may any transfers between registers take place during this period.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R15.06/US$1* the dividend payable on an ADR is equivalent to US 2.65604 cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

*Based on an exchange rate of R15.06/US$1 at 23 February 2022. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Short form announcement:
This short-form announcement is the responsibility of the Board.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full announcement (“results booklet”) and does not contain full or complete details published on the Stock Exchange News Service (“SENS”), via the JSE link and on Harmony’s website (www.harmony.co.za) on 28 February 2022.

The financial results as contained in the condensed consolidated financial statements for the six months ended 31 December 2021 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website referred to above and via the JSE link at https://senspdf.jse.co.za/documents/2022/jse/isse/HARE/HY22Result.pdf.

The results booklet is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein, and at the offices of the sponsors, J.P. Morgan. Inspection of the results booklet is available to investors and/or shareholders at no charge, during normal business hours from today, 28 February 2022, until 7 March 2022.

Copies of the results booklet may be requested from HarmonyIR@harmony.co.za

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
28 February 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 28, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director